082-01571

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT:

- ON 26 MARCH 2009 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AWARDED UNDER THE COMPANY'S EXECUTIVE DEFERRED BONUS PLAN ("EDBP") IN 2007, VESTED AS FOLLOWS:

NAME	NO. OF SHARES VESTED
EXECUTIVE DIRECTORS	
C BELL	34,712
J P O'REILLY	21,285
A S ROSS	13,835
PDMRS	
M J NOBLE	5,185
B S TAKER	8,868
M P O'KANE	7,759

09046106

SUPPL

SHARES WERE SOLD AT 185.61 PENCE PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF SHARES SOLD
EXECUTIVE DIRECTORS	
C BELL	14,282
J P O'REILLY	8,758
A S ROSS	5,554
PDMRS	
M J NOBLE	2,137
M P O'KANE	3,193

SEC
Mail Processing
Section

MAY 11 2009

Washington, DC
122

5/18

empshare090401

- ON 30 MARCH 2009 AWARDS OF SHARES WERE MADE UNDER THE COMPANY'S EDBP AS PART OF THE BONUSES DUE IN RESPECT OF THE 2008 FINANCIAL YEAR AS FOLLOWS:

NAME	NO. OF SHARES AWARDED	VESTING DATE
PDMR		
M P O'KANE	205,314	24 FEBRUARY 2011

- ON 30 MARCH 2009 CONDITIONAL RIGHTS TO RECEIVE UP TO A SPECIFIED MAXIMUM NUMBER OF SHARES WERE GRANTED UNDER THE COMPANY'S PERFORMANCE SHARE PLAN ("PSP") BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDING 31 DECEMBER 2011 AS FOLLOWS:

NAME	MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED
PDMRS	
M P O'KANE	126,926

- ON 1 APRIL 2009 SHARES AWARDED UNDER THE COMPANY'S EXECUTIVE MATCHING SHARES PLAN IN 2006 VESTED AS FOLLOWS:

NAME	NO. OF QUALIFYING SHARES VESTED	NO. OF MATCHING SHARES VESTED
EXECUTIVE DIRECTORS		
C BELL	6,446	10,926
J P O'REILLY	4,938	8,369
PDMRS		
M J NOBLE	2,449	4,150
M P O'KANE	599	1,016

MATCHING SHARES WERE SOLD ON 2 APRIL 2009 AT 201.69 PENCE PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF MATCHING SHARES SOLD
EXECUTIVE DIRECTORS	
C BELL	4,496
J P O'REILLY	3,444
PDMRS	
M J NOBLE	1,712
M P O'KANE	427

- ON 1 APRIL 2009 SHARE OPTIONS WERE GRANTED UNDER THE COMPANY'S INTERNATIONAL SHARE OPTION SCHEME ("ISOS") AS FOLLOWS:

NAME	OPTIONS GRANTED NO. OF SHARES
PDMRS	
M J NOBLE	20,000
M P O'KANE	20,000

OPTIONS WERE GRANTED AT A PRICE OF 185.60P PER SHARE AND ARE NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT.

- FOLLOWING THESE TRANSACTIONS:
  - MR BELL IS BENEFICIALLY INTERESTED IN 450,975 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 274,726 SHARES.
  - MR O'REILLY IS BENEFICIALLY INTERESTED IN 219,772 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 174,066 SHARES.

- MR ROSS IS BENEFICIALLY INTERESTED IN 203,549 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 97,765 SHARES.
- MR NOBLE IS BENEFICIALLY INTERESTED IN 44,058 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 20,574 SHARES AND HOLDS OPTIONS TO PURCHASE A TOTAL OF 201,009 SHARES UNDER ISOS.
- MR O'KANE IS BENEFICIALLY INTERESTED IN 61,332 SHARES, HAS AN INTEREST IN A MAXIMUM TOTAL OF 177,403 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED, HAS A TOTAL INTEREST UNDER THE EDBP IN 211,190 SHARES AND HOLDS OPTIONS TO PURCHASE A TOTAL OF 109,684 SHARES UNDER ISOS.
- MR TAKER IS BENEFICIALLY INTERESTED IN 53,024 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 109,207 SHARES.

Ladbrokes PLC

ANNUAL INFORMATION UPDATE

ANNUAL INFORMATION UPDATE FOR THE PERIOD COMMENCING 1 APRIL 2008 UP TO AND INCLUDING 31 MARCH 2009.

LADBROKES PLC ("THE COMPANY") IS PLEASED TO PROVIDE AN **ANNUAL INFORMATION UPDATE**, IN ACCORDANCE WITH THE REQUIREMENTS OF PROSPECTUS RULE 5.2. THE INFORMATION REFERRED TO IN THIS UPDATE WAS UP TO DATE AT THE TIME THE INFORMATION WAS PUBLISHED BUT SOME INFORMATION MAY NOW BE OUT OF DATE. TO AVOID AN UNNECESSARILY LENGTHY DOCUMENT, INFORMATION IS REFERRED TO IN THIS UPDATE RATHER THAN INCLUDED IN FULL.

1. ANNOUNCEMENTS MADE VIA RNS, A REGULATORY INFORMATION SERVICE:

DATE	DESCRIPTION
08 APRIL 2008	DIRECTOR/PDMR SHAREHOLDING
16 APRIL 2008	DIRECTOR DECLARATION
21 APRIL 2008	BLOCKLISTING
21 APRIL 2008	DIRECTOR/PDMR SHAREHOLDING
30 APRIL 2008	TOTAL VOTING RIGHTS
06 MAY 2008	NOTICE OF IMS
06 MAY 2008	HOLDING(S) IN COMPANY
07 MAY 2008	DIRECTOR/PDMR SHAREHOLDING
16 MAY 2008	INTERIM MANAGEMENT STATEMENT
16 MAY 2008	AGM RESULTS
20 MAY 2008	HOLDING(S) IN COMPANY
30 MAY 2008	TOTAL VOTING RIGHTS
04 JUNE 2008	DIRECTOR/PDMR SHAREHOLDING

05 JUNE 2008	HOLDING(S) IN COMPANY
10 JUNE 2008	DIRECTOR/PDMR SHAREHOLDING
24 JUNE 2008	DIRECTOR/PDMR SHAREHOLDING
24 JUNE 2008	HOLDING(S) IN COMPANY
24 JUNE 2008	HOLDING(S) IN COMPANY
30 JUNE 2008	TOTAL VOTING RIGHTS
30 JUNE 2008	HOLDING(S) IN COMPANY
08 JULY 2008	DIRECTOR/PDMR SHAREHOLDING
23 JULY 2008	NOTICE OF RESULTS
31 JULY 2008	TOTAL VOTING RIGHTS
01 AUGUST 2008	MERGER UPDATE
05 AUGUST 2008	HOLDING(S) IN COMPANY
06 AUGUST 2008	DIRECTOR/PDMR SHAREHOLDING
07 AUGUST 2008	INTERIM RESULTS
11 AUGUST 2008	CORRECTION NOTICE FOR INTERIM RESULTS
13 AUGUST 2008	HOLDINGS IN COMPANY
29 AUGUST 2008	TOTAL VOTING RIGHTS
04 SEPTEMBER 2008	DIRECTOR/PDMR SHAREHOLDING
08 SEPTEMBER 2008	CHANGE IN EXECUTIVE COMMITTEE RESPONSIBILITIES
10 SEPTEMBER 2008	DIRECTOR/PDMR SHAREHOLDING
18 SEPTEMBER 2008	DIRECTOR/PDMR SHAREHOLDING
24 SEPTEMBER 2008	HOLDING(S) IN COMPANY
25 SEPTEMBER 2008	HOLDING(S) IN COMPANY
30 SEPTEMBER 2008	TOTAL VOTING RIGHTS
02 OCTOBER 2008	HOLDING(S) IN COMPANY
02 OCTOBER 2008	HOLDING(S) IN COMPANY - REPLACEMENT
09 OCTOBER 2008	HOLDING(S) IN COMPANY

09 OCTOBER 2008	HOLDING(S) IN COMPANY
10 OCTOBER 2008	DIRECTOR/PDMR SHAREHOLDING
20 OCTOBER 2008	BLOCKLISTING INTERIM REVIEW
31 OCTOBER 2008	TOTAL VOTING RIGHTS
04 NOVEMBER 2008	TOTAL VOTING RIGHTS – REPLACEMENT
07 NOVEMBER 2008	NOTICE OF IMS
10 NOVEMBER 2008	DIRECTOR/PDMR SHAREHOLDING
13 NOVEMBER 2008	INTERIM MANAGEMENT STATEMENT
18 NOVEMBER 2008	HOLDING(S) IN COMPANY
20 NOVEMBER 2008	ADDITIONAL LISTING
28 NOVEMBER 2008	TOTAL VOTING RIGHTS
10 DECEMBER 2008	NEW CHAIRMAN AT LADBROKES PLC
10 DECEMBER 2008	DIRECTOR/PDMR SHAREHOLDING
11 DECEMBER 2008	DIRECTOR DECLARATION
31 DECEMBER 2008	TOTAL VOTING RIGHTS
08 JANUARY 2009	DIRECTOR/PDMR SHAREHOLDING
23 JANUARY 2009	DIRECTOR/PDMR SHAREHOLDING
30 JANUARY 2009	TOTAL VOTING RIGHTS
10 FEBRUARY 2009	NOTICE OF RESULTS
10 FEBRUARY 2009	DIRECTOR/PDMR SHAREHOLDING
13 FEBRUARY 2009	HOLDING(S) IN COMPANY
19 FEBRUARY 2009	LADBROKES PRELIMINARY RESULTS
27 FEBRUARY 2009	DIRECTOR/PDMR SHAREHOLDING
02 MARCH 2009	TOTAL VOTING RIGHTS
09 MARCH 2009	DIRECTOR/PDMR SHAREHOLDING
10 MARCH 2009	DIRECTOR/PDMR SHAREHOLDING
11 MARCH 2009	ANNUAL REPORT AND ACCOUNTS
31 MARCH 2009	TOTAL VOTING RIGHTS

31 MARCH 2009 ANNUAL INFORMATION UPDATE

2. DOCUMENTS FILED AT COMPANIES HOUSE. ALL THE DOCUMENTS LISTED BELOW WERE FILED WITH THE REGISTRAR OF COMPANIES IN ENGLAND AND WALES AND REGISTERED BY THEM ON OR AROUND THE DATES INDICATED:

DATE	**DOCUMENT FILED**
04 APRIL 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
15 APRIL 2008	FORMS 88(2) RETURN ALLOTMENT OF SHARES
17 APRIL 2008	FORM 169(1B) PURCHASE OF OWN SHARES
22 APRIL 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
24 APRIL 2008	FORM 288C CHANGE OF PARTICULARS
28 APRIL 2008	FORM AA GROUP OF COMPANIES ACCOUNTS MADE UP TO 31/12/07
15 MAY 2008	FORMS 88(2) RETURN ALLOTMENT OF SHARES
22 MAY 2008	FORMS 88(2) RETURN ALLOTMENT OF SHARES
16 JULY 2008	FORMS 88(2) RETURN ALLOTMENT OF SHARES
21 JULY 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
21 JULY 2008	RES01 AUTHORITY TO MAKE MARKET PURCHASE
21 JULY 2008	MEMORANDUM AND ARTICLES OF ASSOCIATION
12 AUGUST 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
18 AUGUST 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
20 AUGUST 2008	FORMS 88(2) RETURN ALLOTMENT OF SHARES
27 AUGUST 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
01 SEPTEMBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
23 SEPTEMBER 2008	FORMS 88(2) RETURN ALLOTMENT OF SHARES
01 OCTOBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES

13 OCTOBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
14 OCTOBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
17 OCTOBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
22 OCTOBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
02 NOVEMBER 2008	FORMS 88(2) RETURN ALLOTMENT OF SHARES
22 DECEMBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
31 DECEMBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
31 DECEMBER 2008	FORM 88(2) RETURN ALLOTMENT OF SHARES
06 JANUARY 2009	FORM 288A NEW DIRECTOR APPOINTED
26 JANUARY 2009	FORMS 88(2) RETURN ALLOTMENT OF SHARES
09 FEBRUARY 2009	FORM 363A RETURN MADE UP TO 31/12/08
10 FEBRUARY 2009	FORMS 88(2) RETURN ALLOTMENT OF SHARES
18 FEBRUARY 2009	FORM 288A NEW DIRECTOR APPOINTED
18 FEBRUARY 2009	FORMS 88(2) RETURN ALLOTMENT OF SHARES
13 MARCH 2009	FORM 88(2) RETURN ALLOTMENT OF SHARES
25 MARCH 2009	FORM 88(2) RETURN ALLOTMENT OF SHARES

3. INFORMATION PROVIDED TO SHAREHOLDERS:

THE ANNUAL REPORT AND ACCOUNTS FOR YEAR ENDED 31 DECEMBER 2008, TOGETHER WITH THE NOTICE OF THE 2009 AGM, WAS SENT TO SHAREHOLDERS ON 11 MARCH 2009

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 MARCH 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 633,001,171 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 601,240,603. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

2008 ANNUAL REPORT AND ASSOCIATED DOCUMENTATION

COPIES OF THE FOLLOWING DOCUMENTS HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY:

1. THE 2008 ANNUAL REPORT

2. THE SHAREHOLDER CIRCULAR REGARDING THE 2009 ANNUAL GENERAL MEETING

3. THE FORM OF PROXY

4. THE FORMS OF DIRECTION

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") HAS BEEN NOTIFIED BY P ERSKINE, A NON-EXECUTIVE DIRECTOR, THAT HE HAS TODAY PURCHASED 50,000 ORDINARY SHARES OF 28⅓P EACH ("SHARES") OF THE COMPANY AT 173.5579P PER SHARE.

FOLLOWING THE PURCHASE, MR ERSKINE IS BENEFICIALLY INTERESTED IN 50,000 SHARES.

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 APRIL 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 633,012,077 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 601,251,509 THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: Friday 17 April 2009

Name of *applicant*:		Ladbrokes plc		
Name of scheme:		a) Ladbrokes plc Performance Share Plan b) Ladbrokes plc International Share Option Scheme c) Ladbrokes plc 1978 Share Option Scheme d) Ladbrokes plc 1983 Savings Related Share Option Scheme e) Ladbrokes plc Own Share Plan		
Period of return:	From:	19 October 2008	To:	18 April 2009
Balance of unallotted securities under scheme(s) from previous return:		a) 686,329 ordinary shares of 28 1/3 pence each b) 5,751,531 ordinary shares of 28 1/3 pence each c) 1,743,135 ordinary shares of 28 1/3 pence each d) 1,974,248 ordinary shares of 28 1/3 pence each e) 28,199 ordinary shares of 28 1/3 pence each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		a) Nil b) Nil c) Nil d) Nil e) 150,000		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		a) 504,516 b) 5,250 c) Nil d) 72,374 e) 69,775		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		a) 181,813 b) 5,746,281 c) 1,743,135 d) 1,901,874 e) 108,424		
Name of contact:		Charlotte Adams		
Telephone number of contact:		020 8515 5724		

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	36	18	2,939
JOHN O'REILLY	36	18	2,939
BRIAN WALLACE	35	18	675
RICHARD AMES	36	18	1,066
PDMRs			
MIKE O'KANE	36	18	2,939
MICHAEL NOBLE	36	18	2,939
BRYAN TAKER	35	17	909

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 APRIL 2009 AT 211.00P PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT:

- ON 20 FEBRUARY 2009 CONDITIONAL RIGHTS OVER ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") GRANTED UNDER THE COMPANY'S PERFORMANCE SHARE PLAN ("PSP") IN 2006 BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDED 31 DECEMBER 2008 VESTED AS FOLLOWS:

NAME	NO. OF SHARES VESTED	NO. OF SHARES OVER WHICH RIGHTS HAVE LAPSED
EXECUTIVE DIRECTORS		
C BELL	154,031	40,086
J P O'REILLY	84,017	21,865
A S ROSS	72,814	18,950
PDMRS		
M J NOBLE	30,881	8,038
B S TAKER	70,014	18,221
M P O'KANE	46,209	12,026

SHARES WERE SOLD AT 179.17 PENCE PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF SHARES SOLD
EXECUTIVE DIRECTORS	
C BELL	63,375
J P O'REILLY	34,568
A S ROSS	29,959
PDMRS	

M J NOBLE	12,706
B S TAKER	28,807
M P O'KANE	19,013

- ON 20 FEBRUARY 2009 CONDITIONAL RIGHTS TO RECEIVE UP TO A SPECIFIED MAXIMUM NUMBER OF SHARES WERE GRANTED UNDER THE COMPANY'S PSP BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDING 31 DECEMBER 2011 AS FOLLOWS:

NAME	MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED
EXECUTIVE DIRECTORS	
C BELL	667,272
J P O'REILLY	513,286
A S ROSS	283,180
B G WALLACE	507,537
R J AMES	282,307
PDMRS	
M J NOBLE	84,831
B S TAKER	280,449
C PALMER	179,650

- ON 24 FEBRUARY 2009 AWARDS OF SHARES WERE MADE UNDER THE COMPANY'S EXECUTIVE DEFERRED BONUS PLAN ("EDBP") AS PART OF THE BONUSES DUE IN RESPECT OF THE 2008 FINANCIAL YEAR AS FOLLOWS:

NAME	NO. OF SHARES AWARDED	VESTING DATE
EXECUTIVE DIRECTORS		
C BELL	187,101	24 FEBRUARY 2012
J P O'REILLY	138,734	24 FEBRUARY 2012
A S ROSS	69,985	24 FEBRUARY 2012
B G WALLACE	145,010	24 FEBRUARY 2012
R J AMES	36,736	24 FEBRUARY 2012
PDMRS		
M J NOBLE	8,009	24 FEBRUARY 2012
B S TAKER	73,591	24 FEBRUARY 2012

- FOLLOWING THESE TRANSACTIONS:
  - MR BELL IS BENEFICIALLY INTERESTED IN 417,669 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 309,438 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 1,195,120 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
  - MR O'REILLY IS BENEFICIALLY INTERESTED IN 197,382 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 195,351 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 933,791 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
  - MR ROSS IS BENEFICIALLY INTERESTED IN 195,268 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 111,600 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 532,714 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.

- MR WALLACE IS BENEFICIALLY INTERESTED IN 38,302 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 206,975 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 954,784 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
- MR AMES HAS A TOTAL INTEREST UNDER THE EDBP IN 52,110 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 427,523 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
- MR NOBLE IS BENEFICIALLY INTERESTED IN 36,123 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 25,761 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 157,404 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
- MR O'KANE IS BENEFICIALLY INTERESTED IN 55,578 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 50,477 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
- MR TAKER IS BENEFICIALLY INTERESTED IN 44,156 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 118,075 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 520,379 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
- MR PALMER HAS AN INTEREST IN A MAXIMUM TOTAL OF 179,650 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.

Ladbrokes PLC

Ref: 82-1571

With Compliments

Registered Office:
Imperial House, Imperial Drive, Rayners Lane, Harrow, Middlesex, HA2 7JW
Telephone: +44 (0)20 8868 8899, Facsimile: +44 (0)20 8866 0668 www.ladbrokesplc.com